Exhibit 99.1

TeliaSonera January-September 2007

 TeliaSonera reports strong sales and earnings

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 26, 2007--Regulatory News:

    Nine-month period

    -- Net sales increased 5.2 percent to SEK 71,423 million (67,873). In local curren-cies net sales rose 6.1 percent.

    -- Net income attributable to shareholders of the parent company was SEK 13,207 million (12,958) and earnings per share SEK 2.94 (2.89).

    -- Free cash flow was SEK 11,165 million (13,731).

    Third quarter

    -- Net sales increased 7.1 percent to SEK 24,798 (23,157). In local currencies net sales rose 7.3 percent.

    -- EBITDA, excluding non-recurring items, totaled SEK 8,714 million (8,756) and the margin was 35.1 percent (37.8).

    -- Operating income, excluding non-recurring items, increased to SEK 8,354 million (7,802).

    -- Net income attributable to shareholders of the parent company was SEK 5,399 million (5,053) and earnings per share SEK 1.20 (1.13).

    -- Free cash flow increased to SEK 5,078 million (4,870).

    -- The number of subscriptions increased during the quarter to 109.5 million, with 2.5 million new subscriptions in majority-owned operations and 3.6 million new subscriptions in the associated companies.

    -- Policy on capital structure and dividend policy changed.

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    CONTACT: TeliaSonera AB
             Investor Relations, +46 8 504 550 00
             Fax: +46 8 611 46 42
             www.teliasonera.com/ir